Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Melco Crown Entertainment Limited

(Incorporated in the Cayman Islands with limited liability)

(SEHK Stock Code: 6883)

CHANGE OF REGISTERED OFFICE AND

PRINCIPAL SHARE REGISTRAR AND

TRANSFER OFFICE IN THE CAYMAN ISLANDS

The board of directors (the “Board”) of Melco Crown Entertainment Limited (the “Company”) announces that with effect from September 3, 2012, following the acquisition of Walkers Management Services by Intertrust Group Holding S.A., pursuant to which Walkers Corporate Services Limited has been renamed as Intertrust Corporate Services (Cayman) Limited, the registered office, the principal share registrar and transfer office of the Company in the Cayman Islands have been changed from Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands to Intertrust Corporate Services (Cayman) Limited, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands.

Computershare Hong Kong Investor Services Limited remains the Company’s Hong Kong share registrar and application for registration of transfer of shares in Hong Kong should be lodged with Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong.

Hong Kong, September 27, 2012

As of the date of this announcement, the executive director of Melco Crown Entertainment Limited is Lawrence Yau Lung Ho; the non-executive directors are James Douglas Packer, John Peter Ben Wang, Yuk Man Chung, William Todd Nisbet, and Rowen Bruce Craigie and the independent non-executive directors are James Andrew Charles MacKenzie, Thomas Jefferson Wu, Yiu Wa Alec Tsui, and Robert Wason Mactier.

This announcement is prepared in both English and Chinese and in the event of inconsistency, the English text of this announcement shall prevail over the Chinese text.